SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 March 2014

AVIVA SELLS ITS TURKISH GENERAL INSURANCE BUSINESS

Aviva plc ("Aviva") today announces the sale of its Turkish general insurance business Aviva Sigorta A.Ş, to a private equity consortium led by EMF Capital Partners ("EMF"). This agreement is part of Aviva's strategy to narrow the group's focus on businesses where it has a leadership position and can generate attractive returns.

Aviva's life and pensions business in Turkey, AvivaSA, is unaffected by this transaction. AvivaSA is a key growth business for the group, one of Aviva's future cash generators and a leading life and pensions provider in Turkey.

The sale is subject to relevant regulatory approval and is expected to complete in the first half of 2014.

-ends-

Enquiries:

Media

Andrew Reid                                      +44 (0)20 7662 3131
Yasmin Saleh                                     +44 (0)20 7662 8710

Analysts

Colin Simpson                                    +44 (0)20 7662 8115
David Elliot                                         +44 (0)20 7662 8048

Notes to editors:
About the transaction

• EMF New Europe Insurance Fund will be the majority shareholder of Aviva Sigorta, with FMO and KfW DEG each acquiring an equal, minority stake.

About Aviva

• Aviva provides 31 million customers with insurance, savings and investment products.

• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc/

About EMF, DEG, FMO

•    EMF Capital Partners is a private equity firm focused on the financial services industry in emerging markets. EMF is based in London with a local presence in Istanbul and Moscow. Its UK subsidiary, EMF Capital (UK)       Limited, is authorised and regulated by the Financial Conduct Authority

• The EMF New Europe Insurance Fund, sponsored by EMF Capital Partners, was established to pursue investment opportunities in the insurance and insurance related sectors in non-EU Eastern Europe.

•     DEG, a subsidiary of KfW, is one of the largest European development finance institutions. For more than 50 years, DEG has been financing and structuring the investments of private companies in developing              and  emerging market countries.  DEG has been active in Turkey since 1967. Its current portfolio comprises of around 300 million euros for more than 20 projects, including investments in the manufacturing industry,        infrastructure,  the finance sector and services.

•     FMO supports sustainable private sector growth in developing and emerging markets by investing in ambitious entrepreneurs. FMO focuses on three sectors that have high development impact: financial institutions,        energy, and agribusiness, food & water. With an investment portfolio of $6.3 billion, FMO is one of the largest European bilateral private sector development banks. FMO has been investing in Turkey since 2006 and        currently has an investment portfolio of $ 256.1m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary